Exhibit 16.1

Series Name	Underlying Asset	Reg A/ Reg D	Share Price	Shares Sold In Prior 12 Months	Total Consideration
Series Incredibundle	Various	Reg A	$108.00	10,183	$1,099,764.00
Series Malibu Bonnie 23	h-malibubonnie-23	Reg A	$79.00	8,629	$681,691.00
Series Blip Says Bye 23	h-blipsaysbye-23	Reg A	$78.00	5,678	$442,884.00
Series The New York Bundle	Various	Reg A	$225.00	5,099	$1,147,275.00
Series Formidable Kitt 22	h-formidable-kitt-22	Reg A	$132.00	5,003	$660,396.00
Series Stylishly 23	h-stylishly-23	Reg A	$228.00	5,000	$1,140,000.00
Series Clair De Lune 22	h-clairdelune-22	Reg A	$83.00	4,998	$414,834.00
Series Spanxamillion 23	h-spanxamillion-23	Reg A	$174.00	3,027	$526,698.00
Series Seeking a Star 23	h-seekingastar-23	Reg A	$118.00	2,212	$261,016.00
Series Blue Curl 22	h-blue-curl-22	Reg A	$81.00	1,116	$90,396.00
Series Blue Devil	h-bluedevil	Reg A	$75.00	1,114	$83,550.00
Series Adaay in Asia	h-adaay-in-asia	Reg A	$82.00	588	$48,216.00
Total				52,647	$6,596,720.00